UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

23 July 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

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 23 July 2013

Diageo receives approval to become sole shareholder in SJF Holdco, taking its holding in the Shanghai-listed company to 39.7%

Diageo has received approval from the Chinese authorities to acquire the remaining 47% stake in Sichuan Chengdu Shuijingfang Group Company Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd) owned by its Chinese partners.  As a result, SJF HoldCo will be converted from a joint venture into a wholly foreign-owned enterprise owned by Diageo.  On completion, Diageo’s indirect interest in the Shanghai-listed company, Sichuan Shuijingfang Co., Ltd. (Shuijingfang), will rise from 21.05% to 39.71%. The total consideration for the 47% of SJF Holdco will be approximately £233 million.

Gilbert Ghostine, President of Diageo Asia Pacific, said:

“I am delighted to have gained approval from the Chinese authorities to acquire the rest of our Chinese partners’ interest in SJF HoldCo.  This is a milestone in the journey we began with our partners six years ago. As the controlling shareholder in Shuijingfang, Diageo will continue to work with the senior Chinese management to build Shuijingfang into the leading international Bai Jiu brand. I have every confidence in the long-term future of the Bai Jiu category in China.”

Vermilion Partners acted as transaction adviser to Diageo.  Haiwen acted as legal adviser to Diageo on the transaction. HSBC acted as partner bank for FX and Settlement.

ENDS

For further information

Media relations:

Rowan Pearman +44 (0)208 978 4751

Jessica Rouleau +44 (0)208 978 4764

press.office@diageo.com

Investor relations:

Catherine James +44 (0)7803 854550

Pier Falcione +44 (0) 208 978 4838

investor.relations@diageo.com

About Diageo
Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 23 July 2013	By:	/s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

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